Regulatory News

REG-BAE SYSTEMS PLC Acquisition

Released: 21/08/2008



com:20080821:RnsU8355B

RNS Number : 8355B

BAE SYSTEMS PLC

21 August 2008

BAE Systems completes acquisition of IST Dynamics.

BAE Systems has completed its acquisition of IST Dynamics after receiving all required approvals. On 16 April 2008, BAE Systems announced that it had entered into an agreement to acquire the business and assets of IST Dynamics, a privately held company owned by the Ethos group of companies. IST dynamics will be integrated with the operations of BAE Systems Land Systems South Africa.

This information is provided by RNS

The company news service from the London Stock Exchange

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